

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2025

Frank Yglesias
Chief Executive Officer
Santo Mining Corp.
300 Peachtree Street NE, Suite 1775
Atlanta, GA 30308

> **Re: Santo Mining Corp.**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed March 10, 2025**
> **File No. 000-54938**

Dear Frank Yglesias:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jeff Turner